Exhibit 99.1

CONTACT:  Retalix Ltd.
          Sarit Sagiv
          +972-9-776-6618
          investors@retalix.com

Retalix Announces Second Quarter 2012 Results

Record Quarter with 18% Increase in Revenues; 36% Increase in Net
Income (Non-GAAP); Multiple Customer Wins including a Significant Multi-Year
Managed Services Program; Trending to High-End of 2012 Guidance

RA'ANANA, Israel, August 8, 2012 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading global provider of software and services to high volume, high complexity retailers, announced today results for the second quarter and first half of 2012 ended June 30, 2012.

Summarized financial highlights for the second quarter:

•	Total Revenues were up 18% to $68.2 million compared with $57.8 million in the second quarter of 2011.

•	Adjusted Income from Operations (Non-GAAP)* was up 33% to $6.7 million compared to $5.1 million in the second quarter of 2011.

•	Income from Operations (GAAP) was up 28% to $4.8 million compared to $3.8 million in the second quarter of 2011.

•	Adjusted Net Income (Non-GAAP)* was up 36% to $5.2 million, or $0.21 per diluted share, compared to $3.9 million, or $0.16 per diluted share, in the second quarter of 2011.

•	GAAP Net Income was up 37% to $3.9 million, or $0.15 per diluted share, compared to $2.9 million, or $0.12 per diluted share, in the second quarter of 2011.

•	Cash Flow from Operating Activities was $5.0 million.

•	Balance Sheet grew to $142.3 million in cash and cash equivalents, deposits, marketable securities and long term investments with no debt as of June 30, 2012.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “We had another strong quarter, executing on our strategy in a disciplined manner, delivering on our commitments to our customers and winning new programs and logos for our products and services.  This quarter we had multiple customer wins, including Tier 0 wins for Retalix 10, Retalix 10 Mobile Shopper and our Connected Payments solution.  Retalix 10 is clearly being recognized by retailers and industry analysts as the leading fully integrated multi-channel store suite available on market today.  We also won a large, multi-year managed services program from a large Tier 0 retailer.  This is significant in that it is our first managed services engagement and demonstrates our success in expanding the long-term strategic relationships that we have with retailers.  We are gratified by the strong interest we are receiving from retailers and recognition from industry analysts and pleased by the progress we saw in the first half of 2012.”

Sarit Sagiv, the Company's Chief Financial Officer, said, “Retalix continued its solid financial performance with good results for the second quarter and the first six months of 2012.  We again recorded record revenues, good growth in net income and improving non-GAAP operating margins due to our growth in revenues and careful management of expenses.  At the same time we are also continuing our investments as we work on further expanding on our market position and strong retailer interest in our innovative products and product-led services.  We continue to have a strong balance sheet, generate solid cash flow from operations and have no debt.”

Outlook for FY 2012

Sheffer added, “Our focus for the second half of 2012 remains on strong execution and quality delivery on the projects we have won while also working to consistently manage our growth.  We are moving aggressively with our sales and marketing efforts to leverage our market position and realize the opportunities that we believe exist today.  At the same time we will be continuing our activities to leverage Retalix 10’s leadership as the most advanced store solution on the market.  In the second half of 2012 we will also be making an investment to grow our headcount to ensure successful delivery on our customer wins and that we are consistently providing innovation and value to our customers.”

“Our revenues are trending to the high-end of our guidance of $260 to $270 million for 2012.  We also continue to expect improved operating margins versus 2011.  Our target is 9 to 10 percent Non-GAAP operating margins for 2012 as we also continue our investments to deliver on our new wins and further build our traction in the markets.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the second quarter and first half of 2012 on Wednesday, August 8th at 9:00 am Eastern Time (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/content/conference-call. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores. The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth. Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics. By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas. Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com, the contents of which are not part of this press release. Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, acquisition related costs and amortization of intangibles related to acquisitions. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2012" including our expected results, growth, investments, demand and opportunities, all involve forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new programs and services, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2011, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands (except per share data)
REVENUES:
Product sales	27,679	24,080	13,064	12,699	50,933
Services	106,211	87,893	55,162	45,150	185,107
Total revenues	133,890	111,973	68,226	57,849	236,040
COST OF REVENUES:
Cost of product sales	16,259	15,211	8,274	7,932	31,997
Cost of services	61,271	49,510	30,986	25,535	106,725
Total cost of revenues	77,530	64,721	39,260	33,467	138,722
GROSS PROFIT	56,360	47,252	28,966	24,382	97,318

OPERATING EXPENSES:
Research and development – net	17,685	15,064	9,053	7,610	32,026
Selling and marketing	15,932	11,952	7,933	6,470	26,221
General and administrative	13,763	13,117	7,229	6,548	26,639
Other (income) expenses – net	313	(65)	(52)	4	(761)
Total operating expenses	47,693	40,068	24,163	20,632	84,125
INCOME FROM OPERATIONS	8,667	7,184	4,803	3,750	13,193
FINANCIAL INCOME, net	1,301	112	654	390	1,828
INCOME BEFORE TAXES ON INCOME	9,968	7,296	5,457	4,140	15,021
TAX EXPENSES	(2,516)	(1,927)	(1,430)	(1,142)	(495)
INCOME AFTER TAXES ON INCOME	7,452	5,369	4,027	2,998	14,526
SHARE IN INCOME OF AN ASSOCIATED COMPANY	-	38	-	-	38
NET INCOME	7,452	5,407	4,027	2,998	14,564
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(247)	(290)	(128)	(142)	(874)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	7,205	5,117	3,899	2,856	13,690
EARNINGS PER SHARE – in U.S. $:
Basic	0.29	0.21	0.16	0.12	0.56
Diluted	0.28	0.21	0.15	0.12	0.55
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,525	24,168	24,562	24,173	24,230
Diluted	25,377	24,680	25,510	24,676	24,717

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2012	2011	2011
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	141,261	69,432	38,644
Short-term deposits and marketable securities	10	78,010	96,009
Accounts receivable:
Trade	70,701	56,302	56,721
Other	9,078	2,444	5,234
Prepaid expenses	5,672	5,481	4,295
Inventories	1,063	1,044	1,407
Deferred income taxes	3,012	5,379	4,374
Total current assets	230,797	218,092	206,684
NON-CURRENT ASSETS :
Long-term receivables	930	1,169	830
Long-term prepaid expenses	1,664	1,405	1,749
Long term investments	1,032	496	1,029
Amounts funded in respect of employee rights upon retirement	10,008	14,418	10,329
Deferred income taxes	10,885	7,669	11,385
Other	200	341	200
Total non - current assets	24,719	25,498	25,522
PROPERTY, PLANT AND EQUIPMENT, net	18,696	15,739	17,586
GOODWILL AND OTHER INTANGIBLE ASSETS, net of
accumulated amortization	80,229	60,480	82,288
Total assets	354,441	319,809	332,080

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	June 30		December 31
	2012	2011	2011
	(Unaudited)		(Audited)
	U.S. $ in thousands
Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	11,045	6,016	6,855
Employees and employee institutions	13,132	10,179	10,913
Accrued expenses	14,681	12,515	14,322
Other	6,375	1,746	4,823
Deferred revenues	22,648	23,015	19,071
Total current liabilities	67,881	53,471	55,984
LONG-TERM LIABILITIES :
Long-term deferred revenues	4,940	4,122	3,942
Employee rights upon retirement	13,717	18,299	14,220
Deferred income tax	274	281	270
Institutions	3,743	476	3,493
Total long-term liabilities	22,674	23,178	21,925
Total liabilities	90,555	76,649	77,909
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: June 30, 2012 (unaudited), December 31, 2011 (audited), June 30, 2011 (unaudited) 50,000,000 shares;
issued and outstanding: - June 30, 2012 (unaudited) 24,620,629 shares; December 31, 2011 (audited) -24,485,946 shares; June 30, 2011 (unaudited) -24,180,323 shares	6,499	6,380	6,464
Additional paid in capital	220,136	213,680	217,715
Retained earnings	32,057	16,279	24,852
Accumulated other comprehensive income	203	1,919	273
Total Retalix shareholders’ equity	258,895	238,258	249,304
Non-controlling interest	4,991	4,902	4,867
Total equity	263,886	243,160	254,171

Total liabilities and equity	354,441	319,809	332,080

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2012	2011	2012	2011	2011
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	7,452	5,407	4,027	2,998	14,564
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,939	2,720	2,014	1,378	6,212
Share in income of an associated company	-	(38)	-	-	(38)
Stock based compensation expenses	1,416	1,184	740	603	2,326
Changes in accrued liability for employee rights upon retirement	(436)	1,721	(715)	876	(1,328)
Losses (gains) on amounts funded in respect of employee rights upon retirement	(24)	(458)	391	(61)	871
Deferred income taxes - net	1,858	1,300	1,657	628	(1,498)
Net decrease (increase) in marketable securities	(4)	23	(8)	(5)	20
Other	80	(76)	95	(29)	123
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(14,204)	(469)	(4,965)	62	218
Other (including the non-current portion)	(5,082)	(824)	(2,224)	(682)	(4,152)
Increase (decrease) in accounts payable and accruals:
Trade	4,249	(589)	3,144	1,269	98
Employees, employee institutions and other	4,437	2,411	3,918	(306)	789
Decrease (increase) in inventories	344	(28)	(240)	239	(390)
Increase (decrease) in long-term institutions	250	-	(156)	-	3,017
Increase (decrease) in deferred revenues	4,596	3,639	(2,640)	2,298	(720)

Net cash provided by operating activities - forward	8,871	15,923	5,038	9,268	20,112

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2012	2011	2012	2011	2011
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	8,871	15,923	5,038	9,268	20,112
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from available-for sale marketable securities	-	1,978	-	190	1,978
Investment in short term deposits	96,000	(23,000)	50,000	5,000	(41,000)
Purchase of property, plant, equipment and other assets	(3,290)	(1,793)	(1,897)	(943)	(5,273)
Business purchased net of cash acquired	-	-	-	-	(16,930)
Proceeds from associated company	-	-	-	-	130
Amounts funded in respect of employee rights upon retirement, net	311	(1,032)	172	(745)	444
Net cash provided by (used in) investing activities	93,021	(23,847)	48,275	3,502	(60,651)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	-	(273)	-	(273)	(273)
Issuance of share capital to employees and non-employees resulting from exercise of options	1,038	72	888	71	3,049
Net cash provided by (used in) financing activities	1,038	(201)	888	(202)	2,776
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(313)	491	(623)	195	(659)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	102,617	(7,634)	53,578	12,763	(38,422)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	38,644	77,066	87,683	56,669	77,066
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	141,261	69,432	141,261	69,432	38,644

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Six months ended June 30,		Three months ended June 30,		Year ended December 31
	2012	2011	2012	2011	2011
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	8,667	7,184	4,803	3,750	13,193
GAAP Operating Margin	6.5%	6.4%	7.0%	6.5%	5.6%
Plus:
Amortization of acquisition-related intangible assets	2,054	1,448	1,027	709	3,711
Stock based compensation expenses	1,416	1,184	740	603	2,326
Acquisition related costs	764	-	168	-	1,032
Non-GAAP Operating income	12,901	9,816	6,738	5,062	20,262
Non-GAAP Operating Margin**	9.6%	8.8%	9.9%	8.8%	8.6%

NET INCOME	7,205	5,117	3,899	2,856	13,690
GAAP Net income
Plus:
Amortization of acquisition-related intangible assets	2,054	1,448	1,027	709	3,711
Stock based compensation expenses	1,416	1,184	740	603	2,326
Acquisition related costs	764	-	168	-	1,032
Less:
Income tax effect of amortization of acquisition-related intangible assets	(895)	(573)	(484)	(300)	(994)
Income tax effect of stock based compensation expenses	(38)	(12)	(37)	(14)	(52)
Income tax effect of acquisition related costs	(306)	-	(68)	-	(294)
Non-GAAP Net income	10,200	7,164	5,245	3,854	19,419

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.28	0.21	0.15	0.12	0.55
Plus:
Amortization of acquisition-related intangible assets	0.08	0.06	0.04	0.03	0.15
Stock based compensation expenses	0.06	0.05	0.03	0.03	0.10
Acquisition related costs	0.03	-	0.01	-	0.04
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.04)	(0.03)	(0.02)	(0.02)	(0.04)
Income tax effect of stock based compensation expenses	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Income tax effect of acquisition related costs	(0.01)	-	(0.00)	-	(0.01)

Non-GAAP Net income per diluted share	0.40	0.29	0.21	0.16	0.79

Shares used in computing diluted net income per share (in thousands)	25,377	24,680	25,510	24,676	24,717

**
We calculate Non-GAAP Operating Margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues.  For the quarter and six months ended June 30, 2012, this resulted in a Non-GAAP Operating Margin of 9.9% and 9.6%, respectively, calculated as follows: $6,738/$68,226 = 9.9% and   $12,901/$133,890 = 9.6%.

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2012	2011	2012	2011	2011
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	48	15	23	9	33
Cost of services and projects	490	155	238	92	337
Research and development - net	223	57	109	34	132
Selling and marketing	155	202	77	105	393
General and administrative	500	755	293	363	1,431
Total	1,416	1,184	740	603	2,326

The following table shows the classification of amortization of acquisition-related intangible assets:

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2012	2011	2012	2011	2011
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	1,620	1,067	810	536	2,361
Cost of services and projects	430	375	215	188	1,285
General and administrative	4	6	2	(15)	65
Total	2,054	1,448	1,027	709	3,711